                                SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, DC 20549

                                           Form 12b-25

                                                      Commission File Number 0-24126

                                   NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K and Form 10-KSB [  ] Form 11-K
                  [  ] Form 20-F [  ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended:     March 31, 2004

[   ] Transition Report on Form 10-K and Form 10-KSB
[   ] Transition Report on Form 10-Q and Form 10-QSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For Transition Period Ended:

           Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,  identify the
Item(s) to which the notification relates:

                                  Part I. Registrant Information

Full name of registrant   Frontier Airlines, Inc.

Former name if applicable

Address of principal executive office (Street and number)

  7001 Tower Rd.

City, State and Zip Code    Denver, CO 80249

                                 Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief pursuant to Rule  12b-25(b),  the following  should be completed.  (Check box if appropriate.)

         (a) The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The  subject  annual  report,  semi-annual  report,  transition  report on Form 10-K,
         10-KSB,  20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day  following  the  prescribed  due date;  or the subject  quarterly  report or transition  report on Form  10-Q,  10-QSB or portion  thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The  accountant's  statement or other  exhibit  required by Rule  12b-25(c)  has been attached if applicable.

                                       Part III. Narrative

         State below in reasonable  detail the reasons why Form 10-K,  10-KSB,  11-K,  20-F, 10-Q,
10-QSB,  N-SAR or the transition  report portion  thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

         The annual  report on Form 10-K  could not be filed  within the  prescribed  time  period because the Company is in the process of  finalizing  its annual  financial  statements as well as the  supporting  documentation  related  thereto.  The Company  is completing their  evaluation of the classification of certain  expenses under  recent accounting pronouncements.  Accordingly, the
Company needs additional time  to complete  the disclosure  in the annual  report on  Form 10-K as required under the Securities Exchange Act of 1934.

Part IV.  Other Information

         (1)  Name and telephone number of person to contact in regard to this notification

               Elissa Potucek                                (720)        374-4217
                   (Name)                                   (AreaCode) (Telephone number)

         (2)  Have  all  other  periodic  reports  required  under  Section  13 or  15(d)  of  the
Securities  Exchange  Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding  12 months or for such  shorter  period that the  registrant  was  required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                              [X] Yes     [   ] No

         (3) Is it  anticipated  that any  significant  change in results of  operations  from the corresponding  period for the last fiscal year will be reflected by the earnings  statements to be included in the subject report or portion thereof?
                                                                              [ ] Yes     [X]   No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both  narratively  and
quantitatively,  and, if appropriate,  state the reasons why a reasonable  estimate of the results cannot be made.

                                    Frontier Airlines, Inc.
                           (Name of registrant as specified in charter)

has  caused  this  notification  to be signed  on its  behalf by the  undersigned  thereunto  duly authorized.

Date   June 14, 2004                    By: /s/ Elissa Potucek
                                               Elissa Potucek, Vice President, Controller
                                               and Treasurer

                  Instruction.  The form may be signed by an executive  officer of the  registrant or by any  other  duly  authorized  representative.  The  name and  title  of the  person signing the form shall be typed or printed  beneath the  signature.  If the  statement is signed  on  behalf of the  registrant  by an  authorized  representative  (other  than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

                                            ATTENTION

         Intentional  misstatements or omissions of fact constitute  Federal  criminal  violations
(see 18 U.S.C. 1001).